FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of March, 2003

Commission File Number 1-11080
                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)


                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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[ICA LOGO - OMITTED]                                               PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                    in the United States:
jose.guerrero@ica.com.mx                                  Zemi Communications
------------------------

Lic. Paloma Grediaga                                      Daniel Wilson
(5255) 5272-9991 x3470                                    (212) 689-9560
paloma.grediaga@ica.com.mx                                d.b.m.wilson@zemi.com
--------------------------                                ---------------------

 THE CFE AWARDS THE EL CAJON HYDROELECTRIC PROJECT TO CONSTRUCTORA INTERNACIONAL
 -------------------------------------------------------------------------------
                          DE INFRAESTRUCTURA CONSORTIUM
                          -----------------------------

Mexico City, March 14, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced that the Federal Electricity Commission (CFE) has awarded the El Cajon hydroelectric project to Constructora Internacional de
Infraestructura, S.A. de C.V. This consortium includes two ICA subsidiaries, Promotora e Inversora Adisa, S.A de C.V., as the project leader, with a 40 percent shareholding, and Ingenieros Civiles Asociados, with 25 percent. Energomachexport Power Machines and Peninsular Compania de Constructora, S.A. de C.V. own 20 percent and 15 percent of the consortium, respectively. The bid presented by Constructora Internacional de Infraestructura was for approximately US$ 750 million, with a term of completion of 1,620 days.

The El Cajon project, in the state of Nayarit, comprises the execution of civil construction, electromechanical, and ancillary work including procurement, engineering, fabrication, transport, assembly, testing, start-up and commissioning of two turbogenerating units with a guaranteed combined design power rating, under different hydraulic loads, in excess of 670 MW.

This is the first EPC (engineering, procurement, and construction) contract for the complete execution of a hydroelectric project, under the financed public works program. Under this program, the contractor obtains financing for the total amount, and the client will pay upon completion - i.e., 1,620 days. During this period, the project will be consolidated in ICA's financial statements. The contract also includes the creation of a retention account, which will be released upon the delivery and final payment of the project.

Bernardo Quintana, CEO of ICA said, "We are very pleased that ICA was selected as the best option to bring this infrastructure project to a successful conclusion. This is the kind of project that enables us to take advantage of our experience and human and capital resources, and to demonstrate our skill in project completion. We will develop this project under the highest standards of safety, quality, cost control, and in order to minimize any environmental impact."

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

Energomachexport Power Machines is a leading Russian company in sale of equipment for the production, transmission and distribution of electric power, as well as gas-pumping, transportation and railway equipment. Energomachexport has 35 years experience in the development of complex power projects and delivery of equipment to various countries around the world. www.energomachexport.com Peninsular Compania Constructora, S.A. de C.V. is a Mexican company founded in 1978, and will provide civil construction resources for the project.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2003


                                      Empresas ICA Sociedad Controladora,
                                      S.A. de C.V.

                                      /s/ JOSE LUIS GUERRERO
                                      ------------------------------
                                      Name: Dr. Jose Luis Guerrero
                                      Title:  Vice President, Finance